UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 19, 2020	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR FEBRUARY 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In February 2020, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 72.66% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 77.99%, 61.74% and 84.21% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 83.74% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 88.47%, 73.85% and 92.82% year-on-year, respectively; and passenger load factor decreased by 34.24 percentage points year-on-year to 50.28%, among which, the passenger load factor of its domestic, international and regional routes decreased by 40.76, 26.23 and 43.73 percentage points year-on-year, respectively.

Since the beginning of 2020, the novel coronavirus (COVID-19) epidemic has been spreading rapidly worldwide. Certain countries and regions have been increasingly affected by the epidemic. The novel coronavirus (COVID-19) epidemic had a significant impact to the transportation industry where the Company operates, and the demand and willingness of passengers to travel have been significantly reduced. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organised special charter flights to the severely infected areas for rendering support, enhanced epidemic protection for passengers and employees, and strengthened the transportation of epidemic prevention materials. The Company will actively optimise and adjust its transportation capacity deployment in the future based on the progress of prevention and control of the novel coronavirus (COVID-19) epidemic and the recovery of market demand.

In relation to freight transportation, the freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in February 2020 decreased by 57.83% year-on-year.

In February 2020, the Company did not launch any new routes.

II.	FLEET STRUCTURE

As at the end of February 2020, the Company operated a total of 724 aircraft, including 262 self-owned aircraft, 262 aircraft under finance lease and 200 aircraft under operating lease.

As at the end of February 2020, details of the fleet structure of the Company were as follows:

					(Units)
			Under	Under
No.	Model	Self-owned	finance lease	operating lease	Sub-total
	Wide-body passenger aircraft	39	49	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	25	26	5	56

	Narrow-body passenger aircraft	223	213	195	631
5	A320 series	136	125	68	329
6	B737 series	87	88	127	302

Total		262	262	200	724

Note: The 11 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount completed in February 2020	Amount completed in February 2019	Year- on-year increase		Total amount completed from January to February in 2020	Total amount completed from January to February in 2019	Year- on-year increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	5,875.82	21,495.07	-72.66%		29,947.60	44,246.50	-32.32%
— Domestic routes	3,013.79	13,694.02	-77.99%		17,866.15	28,267.64	-36.80%
— International routes	2,775.99	7,255.99	-61.74%		11,534.33	14,878.59	-22.48%
— Regional routes	86.05	545.06	-84.21%		547.12	1,100.26	-50.27%

RPK (revenue passenger- kilometres) (millions)	2,954.41	18,168.34	-83.74%		21,100.01	36,549.71	-42.27%
— Domestic routes	1,350.49	11,717.40	-88.47%		12,464.82	23,405.72	-46.74%
— International routes	1,572.53	6,013.75	-73.85%		8,285.07	12,252.20	-32.38%
— Regional routes	31.39	437.19	-92.82%		350.13	891.79	-60.74%

Number of passengers carried (thousands)	1,321.71	10,555.06	-87.48%		11,440.41	21,253.04	-46.17%
— Domestic routes	1,005.03	8,740.30	-88.50%		9,305.60	17,613.87	-47.17%
— International routes	291.65	1,487.94	-80.40%		1,869.32	2,976.55	-37.20%
— Regional routes	25.03	326.83	-92.34%		265.49	662.62	-59.93%

Passenger load factor (%)	50.28	84.52	-34.24	pts	70.46	82.60	-12.15	pts
— Domestic routes	44.81	85.57	-40.76	pts	69.77	82.80	-13.03	pts
— International routes	56.65	82.88	-26.23	pts	71.83	82.35	-10.52	pts
— Regional routes	36.48	80.21	-43.73	pts	63.99	81.05	-17.06	pts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	253.80	732.59	-65.36%		1,097.72	1,501.58	-26.90%
— Domestic routes	55.18	270.93	-79.63%		343.61	561.84	-38.84%
— International routes	194.84	442.48	-55.97%		736.64	903.06	-18.43%
— Regional routes	3.78	19.17	-80.30%		17.47	36.68	-52.37%

RFTK (revenue freight tonne- kilometres) (millions)	81.43	150.83	-46.01%		325.84	384.18	-15.19%
— Domestic routes	17.84	48.42	-63.16%		99.78	140.76	-29.11%
— International routes	63.06	100.79	-37.44%		223.64	239.22	-6.51%
— Regional routes	0.54	1.63	-66.82%		2.41	4.20	-42.49%

	Amount completed in February 2020	Amount completed in February 2019	Year- on-year increase		Total amount completed from January to February in 2020	Total amount completed from January to February in 2019	Year- on-year increase
Weight of freight carried (million kg)	20.86	49.46	-57.83%		103.30	136.60	-24.38%
— Domestic routes	12.67	33.86	-62.57%		70.95	98.64	-28.06%
— International routes	7.71	14.23	-45.79%		30.18	34.35	-12.13%
— Regional routes	0.47	1.38	-65.83%		2.16	3.62	-40.21%

Freight load factor (%)	32.09	20.59	11.50	pts	29.68	25.59	4.10	pts
— Domestic routes	32.32	17.87	14.45	pts	29.04	25.05	3.99	pts
— International routes	32.36	22.78	9.59	pts	30.36	26.49	3.87	pts
— Regional routes	14.29	8.48	5.80	pts	13.81	11.44	2.37	pts

Consolidated Data ATK (available tonne- kilometres) (millions)	782.62	2,667.14	-70.66%		3,793.01	5,483.77	-30.83%
— Domestic routes	326.42	1,503.40	-78.29%		1,951.56	3,105.93	-37.17%
— International routes	444.68	1,095.52	-59.41%		1,774.73	2,242.14	-20.85%
— Regional routes	11.52	68.23	-83.11%		66.71	135.70	-50.84%

RTK (revenue tonne- kilometres) (millions)	337.76	1,723.22	-80.40%		2,163.53	3,568.41	-39.37%
— Domestic routes	135.37	1,062.76	-87.26%		1,186.96	2,181.66	-45.59%
— International routes	199.13	621.08	-67.94%		943.55	1,305.08	-27.70%
— Regional routes	3.26	39.38	-91.71%		33.03	81.66	-59.56%

Overall load factor (%)	43.16	64.61	-21.45	pts	57.04	65.07	-8.03	pts
— Domestic routes	41.47	70.69	-29.22	pts	60.82	70.24	-9.42	pts
— International routes	44.78	56.69	-11.91	pts	53.17	58.21	-5.04	pts
— Regional routes	28.34	57.72	-29.38	pts	49.51	60.18	-10.67	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 18 March 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).